[PVR Letterhead]

November 24, 2008

VIA FAX, UPS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Penn Virginia Resource Partners, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2008
File No. 1-16735

Dear Ms. Nicholson:

On behalf of Penn Virginia Resource Partners, L.P. (the “Company”) this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 18, 2008 regarding the Company’s above-referenced preliminary proxy statement filed on October 30, 2008 (the “Preliminary Proxy Statement”).

For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment:

The Plan Amendment Proposal, page 4

1.	Please provide the disclosure required by Item 201(d) of Regulation S-K. See Item 10(c) of Schedule 14A.

RESPONSE: The Company has included the requested disclosure in the amendment to its Preliminary Proxy Statement filed concurrently with this letter. (See Equity Compensation Plan Information on page 27.)

United States Securities and Exchange Commission

November 24, 2008

Compensation of Directors and Executive Officers, page 9

General Partner Executive Change of Control Severance Agreements, page 27

Estimated Payments, page 28

2.	We note your disclosure that upon the occurrence of the triggering events that would cause certain payments to be received in connection with a change in control, all restricted units held by Messrs. Horton and Page will immediately vest and all restrictions will lapse. Please quantify the benefits that would have been received by such officers in connection with such vesting if the triggering events had taken place on December 31, 2007. See Item 402(j)(2) of Regulation S-K.

RESPONSE: The amendment to the Company’s Preliminary Proxy Statement filed concurrently with this letter provides additional disclosure in quantifying the benefits that Messrs. Horton and Page would receive if such triggering events had taken place on December 31, 2007. (See Change-in-Control Arrangements-Estimated Payments on p. 28.)

For the Staff’s convenience, we will arrange for you to receive separately a copy of the amendment to the Company’s Preliminary Proxy Statement that is marked to show changes from the version that was originally filed on October 30, 2008.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me by telephone at (610) 687-8900 or by facsimile at (610) 687-3688.

Sincerely,

/s/ Nancy M. Snyder

Nancy M. Snyder
Vice President, Chief Administrative Officer and General Counsel of Penn Virginia
Resource GP, LLC, general partner of Penn
Virginia Resource Partners, L.P.